UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NATURAL RESOURCE PARTNERS L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

63900P 10 3

(CUSIP Number)

Cline Resource and Development Company

3801 PGA Boulevard, Suite 903

Palm Beach Gardens, Florida  33410

Attn:  Donald Holcomb

Phone:  561-626-4999

with a copy to:

Latham & Watkins, LLP

555 Eleventh Street, N.W., Suite 1000

Washington, D.C. 20004

Attn:  David M. McPherson

Phone:  202-637-2200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 4, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person: Christopher Cline I.R.S. Identification No. of above person:

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check BOX if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,913,080 Common Units

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,913,080 Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,913,080 Common Units

12.	Check BOX if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13.	Percent of Class Represented by Amount in Row (11) 16.6%

14.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1.	Name of Reporting Person: Cline Resource and Development Company I.R.S. Identification No. of above person: 55-0703311

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization West Virginia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,913,080 Common Units

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,913,080 Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,913,080 Common Units

12.	Check BOX if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13.	Percent of Class Represented by Amount in Row (11) 16.6%

14.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1.	Name of Reporting Person: Insight Resource, LLC I.R.S. Identification No. of above person: 20-1796775

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,913,080 Common Units

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,913,080 Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,913,080 Common Units

12.	Check BOX if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13.	Percent of Class Represented by Amount in Row (11) 16.6%

14.	Type of Reporting Person* OO (Limited Liability Company)

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1.	Name of Reporting Person: Foresight Reserves, LP I.R.S. Identification No. of above person: 20-1797073

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check BOX if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,913,080 Common Units

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,913,080 Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,913,080 Common Units

12.	Check BOX if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13.	Percent of Class Represented by Amount in Row (11) 16.6%

14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1.	Name of Reporting Person: Adena Minerals, LLC I.R.S. Identification No. of above person: 20-5728469

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check BOX if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,913,080 Common Units

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,913,080 Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,913,080 Common Units

12.	Check BOX if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13.	Percent of Class Represented by Amount in Row (11) 16.6%

14.	Type of Reporting Person* OO (Limited Liability Company)

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.                                                           Security and Issuer.

This schedule relates to the common units representing limited partner interests (the “Common Units”), of Natural Resource Partners L.P., a Delaware limited partnership (the “Partnership”), which has its principal executive offices at 601 Jefferson St., Suite 3600, Houston, Texas 77002.

Item 2.                                                           Identity and Background.

(a) — (c), (f).  This statement is being filed jointly by: (i) Christopher Cline (“Cline”); (ii) Cline Resource and Development Company (“CRDC”); (iii) Insight Resource, LLC (“Insight”); (iv) Foresight Reserves, LP (“Foresight”); and (v) Adena Minerals, LLC (“Adena” and, together with Cline, CRDC, Insight and Foresight, the “Reporting Persons”).

On January 4, 2007, pursuant to a Contribution Agreement (the “Contribution Agreement”) by and among the Partnership, NRP (GP) LP, the general partner of the Partnership (the “General Partner”), NRP (Operating) LLC, a wholly owned subsidiary of the Partnership (“Operating”), Foresight  and Adena the Partnership, through Operating, acquired from Adena four entities that own approximately 49 million tons of coal reserves in West Virginia and Illinois, which are leased to active mining operations, as well as associated transportation and infrastructure assets at those mines. The reserves acquired consist of 37 million tons at Adena’s Gatling mining operation in Mason County, West Virginia and 12 million tons adjacent to reserves currently owned by the Partnership at Adena affiliate Williamson Energy’s Pond Creek No. 1 mine in Southern Illinois. In consideration therefor, Adena received 3,913,080 Common Units and 541,956 Class B units representing limited partner interests in the Partnership and a 22% interest in the General Partner and in the Partnership’s outstanding incentive distribution rights.

The Class B units (the “Class B Units”) to be delivered by the Partnership as part of the consideration are a new class of limited partnership interests in the Partnership that will be converted to regular Common Units upon the approval of the Partnership’s unitholders (other than Adena and its affiliates). The Class B Units will be subordinate to the regular Common Units, but senior to the subordinated units, with respect to cash distributions (and in liquidation) and will be entitled to 110% of the cash distributions per Common Unit if they have not been converted to Common Units six months following the closing of the transactions contemplated by the Second Contribution Agreement (as defined below) or September 30, 2008, whichever occurs first. The Class B Units are not listed for trading on the New York Stock Exchange.

The Contribution Agreement is included as Exhibit 2.1 to the Partnership’s Form 8-K, filed on December 15, 2006, and incorporated herein by reference, and any description thereof is qualified in its entirety by reference thereto.

Foresight is the sole member of Adena and Insight is the general partner of Foresight.  CRDC is the managing member of Insight and Cline is the sole shareholder and sole director of CRDC.  Accordingly, each of Cline, CRDC, Insight, Foresight and Adena are deemed to share voting and dispositive control over the Common Units held of record by Adena.

John Dickinson, Donald Holcomb, J. Matthew Fifield and Michael Beyer are executive officers of CRDC (the “CRDC Officers”).  Each of the CRDC Officers and Cline is a citizen and resident of the United States.

The Reporting Persons are principally engaged in the business of acquiring coal reserves and developing mines and mining infrastructure.  The address of the principal business and principal office of  the Reporting Persons and the CRDC Officers is c/o Cline Resource and Development Company, 3801 PGA Boulevard, Suite 903, Palm Beach Gardens, Florida  33410.

(d) — (e).  To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and, as a result of such proceeding was or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.                                                           Source and Amount of Funds or Other Consideration.

As consideration for the transactions effected by the Contribution Agreement, Adena received the Common Units.

Item 4.                                                           Purpose of Transaction.

The response to Item 2 and Item 6 are incorporated herein by reference.

Except as described herein, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  All securities that may be deemed to be beneficially owned by the Reporting Persons are held by the Reporting Persons for investment purposes.  Each Reporting Person may acquire from time to time additional securities (including shares of Common Units) of the Partnership in the open market or in privately negotiated transactions, by exchange offer or otherwise.  Each Reporting Person may, from time to time, retain or sell all or a portion of its securities of the Partnership in the open market, pursuant to a registered public offering or in privately negotiated transactions, including, by way of distribution of some or all of the securities to their partners or members, as applicable.  Any actions that any Reporting Person might undertake will be dependent upon such person’s review of numerous factors, including, among other things, the availability of securities of the Partnership (including Common Units) for purchase and the price levels of such securities, trading prices of the Common Units, general market and economic conditions, ongoing evaluation of the Partnership’s business operations and prospects, the relative attractiveness of alternative business and investment opportunities, the actions of management of the Partnership and other future developments.

Item 5.                                                           Interest in Securities of the Issuer.

(a)           Foresight is the sole member of Adena, and Insight is the general partner of Foresight.  CRDC is the managing member of Insight, and Cline is the sole shareholder and sole director of CRDC.  Accordingly, each of Cline, CRDC, Insight, Foresight and Adena are deemed to share voting and dispositive control over the 3,913,080 Common Units held of record by Adena representing approximately 16.6% of the outstanding Common Units (percentage based on the denominator of 23,576,795 Common Units).  See also the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.

(b)           The number of Common Units as to which there is sole power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth on the cover pages of this Statement on Schedule 13D, and such information is incorporated herein by reference.

(c)           The Reporting Persons have not engaged in any transactions in any Common Units during the past sixty days, other than the acquisition of Common Units pursuant to the Contribution Agreement reported herein.

(d)           Not applicable.

(e)           Not applicable.

Item 6.                                                           Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

The response to Item 2 and Item 3 are incorporated herein by reference.

Second Contribution Agreement

The Partnership, the General Partner, Operating, Adena and Foresight entered into a Second Contribution Agreement (the “Second Contribution Agreement”), pursuant to which the Partnership, through Operating, agreed to acquire from Adena two entities that own coal reserves in Meigs County, Ohio and associated transportation infrastructure. As consideration, Adena will receive 2,280,000 Class B Units (unless the Partnership has received unitholder approval to convert the Class B Units to Common Units, in which case Adena will receive 2,280,000 Common Units), as well as an additional 9% interest in the General Partner and the Partnership’s outstanding incentive distribution rights. The transactions contemplated by the Second Contribution Agreement are expected to close, subject to customary closing conditions, upon commencement of production of the Ohio coal reserves, which is currently expected to occur in 2008.

The Second Contribution Agreement is included as Exhibit 2.1 to the Partnership’s Form 8-K, filed on January 4, 2007, and incorporated herein by reference and any description thereof is qualified in its entirety by reference thereto.

Restricted Business Contribution Agreement

Cline, Foresight and Adena (collectively, the “Cline Entities”) and the Partnership, the General Partner, the Managing General Partner and Operating (collectively, the “Partnership Entities,” and together with the Cline Entities, the “Parties”) entered into a Restricted Business Contribution Agreement (the “Restricted Business Contribution Agreement”). Pursuant to the terms of the Restricted Business Contribution Agreement, the Cline Entities and their affiliates are obligated to offer to the Partnership Entities any business owned, operated or invested in by the Cline Entities, subject to certain exceptions, that either (a) owns, leases or invests in hard minerals (a “Hard Mineral Business”) or (b) owns, operates, leases or invests in certain transportation infrastructure relating to future mine developments by the Cline Entities in Illinois. In addition, the Parties created an area of mutual interest (the “AMI”) encompassing the properties to be acquired by the Partnership pursuant to the Contribution Agreement and the Second Contribution Agreement. During the applicable term of the Restricted Business Contribution Agreement, the Cline Entities will be obligated to contribute any coal reserves held or acquired by the Cline Entities or their affiliates within the AMI to an affiliate of the Partnership at no cost to the Partnership. In connection with the offer of a Hard Mineral Business by the Cline Entities to the Partnership Entities, including pursuant to the Second Contribution Agreement, the Parties will negotiate and agree upon an area of mutual interest around such Hard Mineral Business, which will supplement and become a part of the AMI.

The Restricted Business Contribution Agreement is included as Exhibit 10.1 to the Partnership’s Form 8-K, filed on January 4, 2007, and incorporated herein by reference and any description thereof is qualified in its entirety by reference thereto.

Investor Rights Agreement

The General Partner, the Managing General Partner, Robertson Coal Management, LLC, the sole member of the Managing General Partner (“RCM”), and Adena entered into an Investor Rights Agreement (the “Investor Rights Agreement”) pursuant to which Adena was granted certain management rights. Specifically, Adena has the right to name two directors (one of whom will be independent) to the board of directors of the Managing General Partner so long as Adena beneficially owns either 5% of the Partnership’s limited partnership interest or 5% of the General Partner’s limited partnership interest and so long as certain rights under the GP LLC Agreement have not been exercised by Adena or RCM. Adena nominated J. Matthew Fifield, Managing Director of Adena, to serve as one of the two directors and anticipates nominating an independent director within three months of closing. At the election of Adena, Mr. Fifield will be appointed to any standing executive or similar committee as well as any other board committee for which Mr. Fifield meets the qualifications, and the independent director will be appointed to at least one committee for which such director meets the applicable qualifications.

Adena also has the right, pursuant to the terms of the Investor Rights Agreement, to withhold its consent to the sale or other disposition of any entity or assets contributed by the Cline Entities to the Partnership Entities, and any such sale or disposition will be void without Adena’s consent.

The Investor Rights Agreement is included as Exhibit 10.2 to the Partnership’s Form 8-K, filed on January 4, 2007, and incorporated herein by reference and any description thereof is qualified in its entirety by reference thereto.

Partnership Agreement

The Partnership has amended and restated the Partnership Agreement in order to, among other things, create the Class B Units and provide Adena with registration rights substantially similar to those held by other affiliates of the General Partner.

The Partnership Agreement is included as Exhibit 4.1 to the Partnership’s Form 8-K, filed on January 4, 2007, and incorporated herein by reference and any description thereof is qualified in its entirety by reference thereto.

General Partner Partnership Agreement

The General Partner has amended and restated the General Partner Partnership Agreement in order to, among other things, admit Adena as a limited partner.

The General Partner Partnership Agreement is included as Exhibit 3.2 to the Partnership’s Form 8-K, filed on January 4, 2007, and incorporated herein by reference and any description thereof is qualified in its entirety by reference thereto.

 GP LLC Agreement

The Managing General Partner amended and restated the GP LLC Agreement in order to, among other things, accommodate the management rights granted to Adena in the Investor Rights Agreement.

The GP LLC Agreement is included as Exhibit 3.1 to the Partnership’s Form 8-K, filed on January 4, 2007, and incorporated herein by reference and any description thereof is qualified in its entirety by reference thereto.

Item 7.                                                           Material to be Filed as Exhibits.

Exhibit A.               Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 11, 2007

Christopher Cline

/s/ Christopher Cline

Cline Resource and Development Company

By:	/s/ Christopher Cline

Insight Resources, LLC

By:	Cline Resource and Development Company, its Managing Member

By:	/s/ Christopher Cline

Foresight Reserves, LP

By:	Insight Resources, LLC, its General Partner

By:	Cline Resource and Development Company, its Managing Member

By:	/s/ Christopher Cline

Adena Minerals, LLC

By:	Foresight Reserves, LP, its Managing Member

By:	Insight Resources, LLC, its General Partner

By:	Cline Resource and Development Company, its Managing Member

By:	/s/ Christopher Cline

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Units of Natural Resource Partners L.P., a Delaware limited partnership, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 11th day of January, 2007.

Christopher Cline

/s/ Christopher Cline

Cline Resource and Development Company

By:	/s/ Christopher Cline

Insight Resources, LLC

By:	Cline Resource and Development Company, its Managing Member

By:	/s/ Christopher Cline

Foresight Reserves, LP

By:	Insight Resources, LLC, its General Partner

By:	Cline Resource and Development Company, its Managing Member

By:	/s/ Christopher Cline

Adena Minerals, LLC

By:	Foresight Reserves, LP, its Managing Member

By:	Insight Resources, LLC, its General Partner

By:	Cline Resource and Development Company, its Managing Member

By:	/s/ Christopher Cline